SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: June 23, 2023

List of materials

Documents attached hereto:

i) Translation of the Extraordinary Report (Rinji Houkokusho) filed with the Director General of the Kanto Local Finance Bureau in Japan by Sony Group Corporation on June 23, 2023

Extraordinary Report

June 23, 2023

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On June 23, 2023, Sony Group Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 106th Ordinary General Meeting of Shareholders held on June 20, 2023 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 106th Ordinary General Meeting of Shareholders held on June 20, 2023 (the “Meeting”), Sony Group Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held: June 20, 2023

(2) Proposals acted upon

Proposal 1:     To elect 10 Directors.

Kenichiro Yoshida, Hiroki Totoki, Yoshihiko Hatanaka, Toshiko Oka, Sakie Akiyama, Wendy Becker, Keiko Kishigami, Joseph A. Kraft Jr., Neil Hunt and William Morrow elected as directors of the Corporation.

Proposal 2:     To issue Stock Acquisition Rights for the purpose of granting stock options.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights	339,916
Number of voting rights	12,327,198

2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights	98,358
(Number of shareholders present at the Meeting	536)

Number of voting rights exercised	10,318,689 [Exercise Ratio 83.7%]
(Number of voting rights of the shareholders present at the Meeting
99,321 [Exercise Ratio 0.8%])

 (Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1
Kenichiro Yoshida	10,269,224	33,088	921	99%	Approved
Hiroki Totoki	10,280,947	21,358	928	99%	Approved
Yoshihiko Hatanaka	10,254,335	47,966	928	99%	Approved
Toshiko Oka	10,222,445	79,866	920	98%	Approved
Sakie Akiyama	10,272,022	30,262	948	99%	Approved
Wendy Becker	10,288,784	13,543	908	99%	Approved
Keiko Kishigami	10,237,533	64,747	952	98%	Approved
Joseph A. Kraft Jr.	10,265,190	37,104	941	99%	Approved
Neil Hunt	10,294,001	8,267	967	99%	Approved
William Morrow	10,289,407	12,896	932	99%	Approved
Proposal 2	9,612,305	690,955	858	93%	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:

1) The resolution for Proposal 1 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2) The resolution for Proposal 2 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The denominator of the “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting.

(4) Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.

3